

INSTITUTIONAL INVESTOR TRUST
SECTOR ALLOCATION MODEL FUND

As of 06/30/2014

Investment Objective

The Fund employs an actively managed strategy that seeks to create long-term shareholder value through an investment approach designed to provide relative outperformance in rising markets and significant risk controls in declining markets.

Investment Strategy

The Sector Allocation Model Fund invests solely in the nine Select Sector SPDR Exchange Traded Funds, representing the nine major sectors of the S&P 500 Index, and the SPDR Barclays Capital 1-3 Month T-Bill ETF as a cash proxy. The ETFs are equal-weighted, and are selected weekly based on the output of a proprietary analytical model that evaluates sector trends while adjusting for changing levels of informational content in the market. The fund seeks to achieve its results by focusing on avoiding losses in its underlying ETFs, and has the ability to move defensively to large cash positions in periods of broader market weakness.

Risks and Important Considerations

The Fund is not intended as a complete investment program. The principal investment risks associated with an investment in the Fund are summarized below.

Market Volatility: As with all market-traded securities, the risk of price declines of Fund securities is unavoidable. Many factors affect the market every day that produce fluctuations in the value of all securities. The daily value of Fund shares reflects these fluctuations.

ETF Risk: Equity-based exchange traded funds are subject to risks similar to those of stocks. Investment returns will fluctuate and are subject to market volatility, so that an investor's shares, when redeemed or sold, may be worth more or less than their original cost. Past performance is no guarantee of future results.

Portfolio Turnover: In following the Fund's investment strategy described above, portfolio changes can occur on a weekly basis and without regard for how long the investments have been in the Fund. Portfolio turnover may involve brokerage commissions and other transaction costs and may result in realizing short-term capital gains.

Returns Are Not Guaranteed: An investment in the Fund is neither insured nor guaranteed by the U.S. government, the Fund's Advisor, or its Sub-Advisor. Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by a bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

Loss Can Occur: Remember that loss of money is a risk of investing in this or any other fund.

Key Facts

Assets Under Management	$113.3 Million
Inception Date	09/13/2010
Ticker Symbol	SAMSX
CUSIP	457760106
Benchmark	S&P 500
Expense Ratio	1.18%
Investment Adviser	Institutional Investor Advisers, Inc.
Fund Sub-Advisor	F-Squared Institutional Advisors, LLC

Select Sector SPDR ETF Holdings

Consumer Discretionary	0.00%	Industrial	12.07%
Consumer Staples	12.15%	Materials	12.30%
Energy	12.38%	Technology	12.24%
Financial	12.24%	Utilities	12.66%
Healthcare	12.42%	1-3 Month T-Bill	0.00%

Total Return Comparison

	YTD	1 Year	3 Years	5 Years	Inception [3]
Fund [1][4]	6.69%	22.07%	13.42%	—	14.98%
S&P 500 Total Return Index [2][4]	7.96%	25.29%	16.88%	—	18.57%

[1] Net returns reflected after the deduction of the Fund's operating expenses applicable to the share class including investment advisory expenses.

[2] S&P 500 Index: A market-capitalization-weighted index of 500 widely held stocks often used as a proxy for the stock market.

[3] Fund Inception Date: 09/13/2010. For this comparison, the same date is used for the S&P.

[4] Returns reported in this comparison are computed as specified in Form N-1A.

Total return assumes reinvestment of dividends and capital gains for the periods indicated. Net performance has been calculated after the deduction of the Fund's operating expenses. Individual performance may vary depending upon the timing of contributions and withdrawals. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Hypothetical Growth of $10,000 Since Inception [1]



[1] A hypothetical $10,000 investment in the fund at inception on 09/13/2010 would have been worth $16,998 on 06/30/2014. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions.

Past performance is no guarantee of future results.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Sector Allocation Model Fund before investing. This and other information is contained in the Fund's prospectus and/or statement of additional information. To obtain a free copy of either document, visit Institutional Investor Trust at www.ii-trust.com or call 800-338-9476. Read the prospectus carefully before you invest. Distributed by Institutional Investor Trust.

Investment Advisor
Institutional Investor Advisers, Inc.
201 Center Road, Suite Two
Venice, FL 34285
www.ii-trust.com

Investment Sub-Advisor
F-Squared Institutional Advisors, LLC
80 William Street, Suite 400
Wellesley, MA 02481
www.f-squaredinvestments.com